SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                         For the month of April, 2009

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                            ------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           --------------------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F _X_ Form 40-F __

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Materials Contained in this Report:

I. English translation of the Notice Concerning Amendments to the Business Projections for Fiscal Year 2009 of Kanto Auto Works, Ltd., a subsidiary, as filed by the registrant with the Tokyo Stock Exchange on April 15, 2009.

II. English excerpt translation of a Report on Number of Listed Shares, as filed by the registrant with the Tokyo Stock Exchange on April 20, 2009.

III. English translation of the Notice Concerning Amendments to the Forecasts for FY2009, Recognition of Extraordinary Loss, Derecognition of Deferred Tax Assets and Distribution of Dividends from Surplus (End of FY2009) of Hino Motors, Ltd., a subsidiary, as filed by the registrant with the Tokyo Stock Exchange on April 21, 2009.

IV. English translation of the Notice Concerning Amendments to the Forecasts for FY2009 of Toyota Auto Body Co., Ltd., a subsidiary, as filed by the registrant with the Tokyo Stock Exchange on April 22, 2009.

V. English translation of the Notice Concerning Amendments to the Forecasts for FY2009 of Daihatsu Motor Co., Ltd., a subsidiary, as filed by the registrant with the Tokyo Stock Exchange on April 27, 2009.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       Toyota Motor Corporation



                                       By: /s/ Takuo Sasaki
                                           -------------------------------
                                           Name:  Takuo Sasaki
                                           Title: General Manager of
                                                  Accounting Division


Date:  April 28, 2009